                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF OCTOBER, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F   X    Form 40-F
                         -----           -----

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes        No   X
                   -----     -----

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

[CNH LOGO]

                                                            NEWS RELEASE


CNH REPORTS THIRD QUARTER RESULTS


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939

ALBERT TREFTS JR.  Investor Relations (1) 847 955 3821

- Third quarter EPS performance in line with expectations despite worsening conditions in the construction equipment industry.

- Third quarter revenues unchanged year-over-year when adjusted for currency and divestiture impact.

- Case IH and New Holland, the company's premier agricultural equipment brands, continue to chalk up retail share gains across the Americas.


Lake Forest, IL (October 25, 2001) CNH Global N.V. (NYSE:CNH) today reported third quarter consolidated revenues of $2.159 billion compared to $2.266 billion last year. When adjusted for the impact of adverse foreign exchange rates and divestitures, revenues were essentially unchanged.
On a net basis, CNH reported a third quarter loss of $113 million, compared to a loss of $157 million, for the third quarter last year. The loss per share, before restructuring, was $.37, in line with expectations. On a net basis, the loss per share was $.41, compared to a loss of $.57 per share for the third quarter last year.

For the first nine months of 2001, consolidated revenues totaled $7.302 billion compared to $7.768 billion last year. Adjusted for the adverse impact of currency and divestitures, consolidated revenues rose slightly compared to 2000. Year to date, the adverse impact of foreign exchange rates on consolidated revenues has totaled approximately $288 million; divestitures accounted for a further negative impact of about $283 million.

Moreover, the composition of the company's year to date revenues has changed significantly both in terms of the geographic mix of sales and the split between construction and agricultural equipment. In 2001, sales in North America, and sales of agricultural equipment worldwide, are accounting for a larger proportion of the company's net revenues, reflecting both market strengths and the company's share gains across many product lines.

"Throughout 2001, we have benefited from good performance by our premier global agricultural equipment brands," said Paolo Monferino, CNH president and chief executive officer. "In both North and Latin America, our Case IH and New Holland







- CNH Global N.V. Administrative Offices 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com - brands continue to chalk up impressive retail share gains. Each new product we have introduced this year has received an enthusiastic reception in the marketplace. With an impressive line-up of new products slated for introduction in 2002, we expect to capitalize on our successes, strengthening our position as the world's leading producer of agricultural tractors and combines."

Equipment Operations. Third quarter net sales from Equipment Operations were
---------------------
$2.011 billion, compared to $2.095 billion for the same period in 2000. Net sales for the quarter increased slightly when adjusted for the impact of unfavorable exchange rates, and divestitures.

Third quarter worldwide revenues from sales of agricultural equipment were up 3% compared to the third quarter last year, unadjusted for currency impact and divestitures. Adjusted for the negative impact of currency and divestitures in 2001, the increase would be 10%. During the quarter the company held worldwide production of agricultural equipment 12% below retail sales for the period, resulting in wholesale levels significantly below retail levels. In both North America and Latin America, the strong performance of the Case IH and New Holland brands produced share gains for the company across most product categories in an up market. In Europe, both the industry and CNH sales were down in line with expectations.

Construction equipment revenues for the quarter were down 16% on an unadjusted basis. When adjusted for the impact of currency and divestitures, the decline was 11% compared to last year. During the quarter, CNH reduced production of construction equipment by 19%, with further significant reductions scheduled for the fourth quarter. In North America, where retail sales in the segments of the industry served by CNH were down 10%, the company outperformed the industry overall, with the largest share gains achieved for crawler excavators. In Latin America, CNH also outperformed the industry in a declining market, while in Europe, the company's retail sales declined with the industry.

As a result, the company's gross margin for its agricultural businesses improved year-over-year, while the margin for the construction equipment businesses declined, reflecting the dramatic reduction in the overall volume of construction equipment wholesales, pricing pressures, and an unfavorable market mix. Overall, CNH Equipment Operation's gross margin declined compared to the third quarter of 2000.

CNH achieved dramatic merger-related synergies across its administrative activities. Compared to the same period last year, and for the third consecutive quarter, Equipment Operations SG&A expenses declined year-over-year both in absolute terms and as a percent of net sales of equipment. During the quarter, the company reduced its employment level by 300 personnel. For the third quarter, CNH achieved its merger-related profit improvement target of approximately $69 million, bringing the 2001 year-to-date total to $195 million.

Financial Services. CNH Capital, the financial services unit of CNH Global,
-------------------
reported a net loss of $2 million for the third quarter of 2001 compared to a net income of $12 million for the same period last year. ABS transactions by CNH Capital in 2000 occurred in the first and third quarters, while in 2001, the transactions have been planned for the second and fourth quarters. This difference in the timing compared to 2000, as well as higher loan loss provisions on the non-core businesses which the company exited at the beginning of the year, were largely responsible for the shift in net income.

Balance Sheet. The company's accounts receivable are higher year-over-year,
--------------
reflecting the significant growth in its North American agricultural businesses, which require higher levels of dealer inventory. Nonetheless, on a trailing 12 month supply basis, CNH inventories of agricultural equipment are over 1 month lower than the industry average. However, CNH total inventory levels are essentially unchanged from 2000 levels, due mainly to the slowdown in sales of construction equipment. The company's aggressive production cuts are reflected in the significant drop in Equipment Operations accounts payable.

Market Outlook for Agricultural Equipment. For the balance of 2001, industry
------------------------------------------
sales of agricultural equipment in North and Latin America are expected to remain strong, and the industry should finish the year up by about 7% over 2000 levels, while sales in Western Europe may decline by about 7%.

Market Outlook for Construction Equipment. The level of uncertainty in the
------------------------------------------
general economy is expected to impact industry sales of construction equipment through the balance of the year. In North America, sales in the segments of the construction equipment industry served by CNH may be down as much as 17% in 2001, while in Western Europe the decline may be about 11%. Pressure on volumes is expected to continue through the first quarter of 2002.

CNH Outlook for 2001. The success of the integration process is demonstrated by
---------------------
the steady growth of merger-related profit improvements. In the company's agricultural equipment businesses, the significant share gains achieved by Case IH and New Holland and their continuing reduction in company and dealer inventory have been vitally important to the company's success. Supply chain process improvements are allowing CNH to consistently under-produce retail demand while delivering improved levels of service to dealers and customers. In the medium term, CNH expects its supply chain initiatives to improve asset turnover and cash flow. In addition, CNH has initiated new process reengineering initiatives to improve the effectiveness of its administrative activities and its product development processes, and thereby reduce costs.

For most of the year, the strength of the company's agricultural equipment businesses compensated for the weakness across the construction equipment industry. However, increased global economic uncertainty may significantly impact the performance of the company's construction equipment businesses. In addition, production cuts in the fourth quarter may limit the opportunities for CNH to achieve synergies in its industrial operations. As a result, CNH expects that the company's net loss before restructuring for the fourth quarter of 2001 may be between $.20 and $.35 per share, compared to a loss of $.37 per share, before restructuring, in 2000.

                                       ###

CNH management will hold a conference call later today to review its third quarter 2001 results. The conference call webcast will begin at approximately 10:00 am U.S. EDT. This call is being webcast by CCBN and can be accessed through the investor information section of the company's web site at www.cnh.com.

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands.

CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.

Forward Looking Statements. The information contained herein involves
---------------------------
forward-looking statements based on what CNH considers key economic assumptions, and involves risk and uncertainties that could cause actual results to differ. Some significant factors for CNH include general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns pertaining to genetically modified organisms, China's delayed entry into the World Trade Organization, and fuel and fertilizer costs. Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, industry volumes, as well as CNH's ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. Further information concerning factors that could significantly impact expected results is included in the following sections of CNH's Form 20-F for 2000, as filed with the Securities and Exchange Commission:
Key Information; Information on the Company; Operating and Financial Review and Prospects; Directors, Senior Management and Employees; and Financial Information.

                                 CNH GLOBAL N.V.
                             REVENUES AND NET SALES
                       (UNAUDITED - DOLLARS IN MILLIONS)


                                                 THREE MONTHS ENDED                         NINE MONTHS ENDED
                                                    SEPTEMBER 30,                              SEPTEMBER 30,
                                      ------------------------------------------  ----------------------------------------
                                                                        %                                         %
                                         2001           2000         CHANGE          2001          2000         CHANGE
                                      -------------  ------------  -------------  ------------  ------------  ------------

Revenues:
    Net sales
      Agricultural equipment             $1,374        $1,339             3%        $4,541        $4,532            0%
      Construction equipment                637           756           (16%)        2,253         2,709          (17%)
                                       ---------      --------                     --------      --------
         Total net sales                  2,011         2,095            (4%)        6,794         7,241           (6%)

    Financial Services                      161           207           (22%)          555           597           (7%)
    Eliminations and other                  (13)          (36)                         (47)          (70)
                                       ---------      --------                     --------      --------

    Total revenues                       $2,159        $2,266            (5%)       $7,302        $7,768           (6%)
                                       =========      ========                     ========      ========

Net sales:
    North America                         $ 836         $ 898            (7%)       $3,188        $3,242           (2%)
    Western Europe                          731           774            (6%)        2,386         2,728          (13%)
    Latin America                           140           171           (18%)          432           471           (8%)
    Rest of World                           304           252            21%           788           800           (2%)
                                       ---------      --------                     --------      --------

    Total net sales                      $2,011        $2,095            (4%)       $6,794        $7,241           (6%)
                                       =========      ========                     ========      ========

                                 CNH GLOBAL N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)



                                                                                       EQUIPMENT                   FINANCIAL
                                                         CONSOLIDATED                  OPERATIONS                  SERVICES
                                                      THREE MONTHS ENDED           THREE MONTHS ENDED         THREE MONTHS ENDED
                                                         SEPTEMBER 30,                SEPTEMBER 30,              SEPTEMBER 30,
                                                 ---------------------------  ---------------------------  ------------------------
                                                    2001          2000           2001          2000          2001          2000
                                                 -------------  ------------  -------------  ------------  ------------  ----------
Revenues
    Net sales                                      $ 2,011       $ 2,095        $ 2,011       $ 2,095           $ -           $ -
    Finance and interest income                        148           171             40            13           161           207
                                                  ---------      --------      ---------      --------      --------      --------
Total                                                2,159         2,266          2,051         2,108           161           207

Costs and Expenses
    Cost of goods sold                               1,721         1,772          1,721         1,772             -             -
    Selling, general and administrative                272           290            208           231            66            61
    Research and development                            78            77             78            77             -             -
    Restructuring and other merger related costs        15           106             15           106             -             -
    Interest expense                                   170           189            134           127            87           109
    Other, net                                          53            51             39            30            14            21
                                                  ---------      --------      ---------      --------      --------      --------
Total                                                2,309         2,485          2,195         2,343           167           191

Equity in income (loss) of unconsolidated
  subsidiaries and affiliates:
    Financial Services                                   2             1             (2)           12             2             1
    Equipment Operations                                 1             1              1             1             -             -
                                                  ---------      --------      ---------      --------      --------      --------

Income (loss) before taxes and minority interest      (147)         (217)          (145)         (222)           (4)           17
Income tax provision (benefit)                         (34)          (61)           (32)          (67)           (2)            6
Minority interest                                        -             1              -             2             -            (1)
                                                  ---------      --------      ---------      --------      --------      --------

Net income (loss)                                   $ (113)       $ (157)        $ (113)       $ (157)         $ (2)         $ 12
                                                  =========      ========      =========      ========      ========      ========

Basic and diluted earnings (loss) per
  common share (EPS):
    EPS before goodwill and restructuring and
      other merger related costs                    ($0.29)       ($0.23)
    EPS before restructuring and other merger
      related costs                                 ($0.37)       ($0.30)
    EPS                                             ($0.41)       ($0.57)

See Notes to Interim Financial Statements.

                                 CNH GLOBAL N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)



                                                                                      EQUIPMENT                    FINANCIAL
                                                         CONSOLIDATED                OPERATIONS                    SERVICES
                                                      NINE MONTHS ENDED           NINE MONTHS ENDED            NINE MONTHS ENDED
                                                         SEPTEMBER 30,               SEPTEMBER 30,                SEPTEMBER 30,
                                                 ---------------------------  ---------------------------  ------------------------
                                                    2001          2000           2001          2000          2001          2000
                                                 -------------  ------------  -------------  ------------  ------------  ----------
Revenues
     Net sales                                      $ 6,794       $ 7,241        $ 6,794       $ 7,241           $ -           $ -
     Finance and interest income                        508           527            110            55           555           597
                                                   ---------      --------      ---------      --------      --------      --------
 Total                                                7,302         7,768          6,904         7,296           555           597

 Costs and Expenses
     Cost of goods sold                               5,642         6,034          5,642         6,034             -             -
     Selling, general and administrative                885           939            678           771           212           172
     Research and development                           225           253            225           253             -             -
     Restructuring and other merger related costs        29           115             29           115             -             -
     Interest expense                                   553           608            437           420           268           309
     Other, net                                         174           136            112            77            62            59
                                                   ---------      --------      ---------      --------      --------      --------
 Total                                                7,508         8,085          7,123         7,670           542           540

 Equity in income (loss) of unconsolidated
  subsidiaries and affiliates:
     Financial Services                                   5             3             11            39             5             3
     Equipment Operations                               (16)            3            (16)            3             -             -
                                                   ---------      --------      ---------      --------      --------      --------

 Income (loss) before taxes and minority interest      (217)         (311)          (224)         (332)           18            60
 Income tax provision (benefit)                         (43)          (69)           (50)          (91)            7            22
 Minority interest                                        3             5              3             6             -            (1)
                                                   ---------      --------      ---------      --------      --------      --------

 Net income (loss)                                   $ (177)       $ (247)        $ (177)       $ (247)         $ 11          $ 39
                                                   =========      ========      =========      ========      ========      ========

 Basic and diluted earnings (loss) per share (EPS):
     EPS before goodwill and restructuring and other
       merger related costs                          ($0.34)       ($0.59)
     EPS before restructuring and other merger
       related costs                                 ($0.56)       ($0.87)
     EPS                                             ($0.64)       ($1.29)



 See Notes to Interim Financial Statements.

                                 CNH GLOBAL N.V.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (MILLIONS)
                                   (UNAUDITED)


                                                                                    EQUIPMENT                    FINANCIAL
                                                       CONSOLIDATED                 OPERATIONS                   SERVICES
                                               ---------------------------  ---------------------------  --------------------------
                                                SEPTEMBER 30,  DECEMBER 31,  SEPTEMBER 30, DECEMBER 31,  SEPTEMBER 30, DECEMBER 31,
                                                   2001           2000          2001           2000          2001          2000
                                               -------------  ------------  -------------  ------------  ------------  ------------
Assets
   Cash and cash equivalents                      $   397       $   886        $   243       $   593        $  154       $   293
   Accounts, notes receivable and other - net       7,044         6,150          2,114         1,815         5,045         4,427
   Intersegment notes receivable                        -             -          1,636           590           542           195
   Inventories                                      2,304         2,374          2,304         2,374             -             -
   Property, plant and equipment - net              1,337         1,474          1,317         1,455            20            19
   Equipment on operating leases - net                599           643              -             -           599           643
   Investment in Financial Services                     -             -          1,102         1,122             -             -
   Investments in unconsolidated affiliates           265           282            235           258            30            24
   Goodwill and intangibles                         3,691         3,817          3,550         3,669           141           148
   Other assets                                     1,945         1,951          1,479         1,361           466           651
                                                 ---------      --------      ---------      --------      --------      --------
 Total Assets                                     $17,582       $17,577        $13,980       $13,237        $6,997       $ 6,400
                                                 =========      ========      =========      ========      ========      ========


Liabilities and Equity
   Short-term debt                                $ 4,710       $ 4,186        $ 2,407       $ 2,529        $2,303       $ 1,657
   Intersegment short-term debt                         -             -            542           195           923           576
   Accounts payable                                 1,193         1,256          1,167         1,221           121            97
   Long-term debt                                   5,642         5,539          4,179         3,066         1,463         2,473
   Intersegment long-term debt                          -             -              -             -           713            14
   Accrued and other liabilities                    3,851         4,082          3,499         3,712           372           461
                                                 ---------      --------      ---------      --------      --------      --------
                                                   15,396        15,063         11,794        10,723         5,895         5,278
   Equity                                           2,186         2,514          2,186         2,514         1,102         1,122
                                                 ---------      --------      ---------      --------      --------      --------
 Total Liabilities and Equity                     $17,582       $17,577        $13,980       $13,237        $6,997       $ 6,400
                                                 =========      ========      =========      ========      ========      ========

See Notes to Interim Financial Statements.

                                 CNH GLOBAL N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (MILLIONS)
                                   (UNAUDITED)


                                                                                        EQUIPMENT                  FINANCIAL
                                                         CONSOLIDATED                  OPERATIONS                  SERVICES
                                                      NINE MONTHS ENDED            NINE MONTHS ENDED           NINE MONTHS ENDED
                                                        SEPTEMBER 30,                 SEPTEMBER 30,               SEPTEMBER 30,
                                                 ---------------------------  ---------------------------  ------------------------
                                                      2001          2000           2001          2000          2001          2000
                                                 -------------  ------------  -------------  ------------  ------------  ----------
Operating Activities:
  Net income (loss)                               $   (177)      $  (247)      $   (177)      $  (247)      $    11       $    39
  Adjustments to reconcile net income (loss) to
      net cash from operating activities:
      Depreciation and amortization                    312           324            233           256            79            68
      Changes in operating assets and liabilities   (1,182)          447           (387)          456          (795)           (9)
      Other, net                                      (105)           76            (78)           40           (38)           (3)
                                                  ---------      --------      ---------      --------      --------      --------
Net cash from operating activities                  (1,152)          600           (409)          505          (743)           95
                                                  ---------      --------      ---------      --------      --------      --------

Investing Activities:
  Expenditures for property, plant and equipment      (103)         (133)          (100)         (127)           (3)           (6)
  Expenditures for equipment on operating leases      (248)         (126)             -             -          (248)         (126)
  Other, net (primarily acquisitions and
   divestitures)                                       205            80             55            64           131             8
                                                  ---------      --------      ---------      --------      --------      --------
Net cash from investing activities                    (146)         (179)           (45)          (63)         (120)         (124)
                                                  ---------      --------      ---------      --------      --------      --------

Financing Activities:
  Intersegment activity                                  -             -           (937)          (46)          937            46
  Net increase (decrease) in indebtedness              857          (254)         1,080          (215)         (223)          (39)
  Dividends paid                                       (28)          (82)           (28)          (82)            -             -
  Other, net                                             -             1              -             1            19             8
                                                  ---------      --------      ---------      --------      --------      --------
Net cash from financing activities                     829          (335)           115          (342)          733            15
                                                  ---------      --------      ---------      --------      --------      --------

Other, net                                             (20)          (38)           (11)          (38)           (9)            -
                                                  ---------      --------      ---------      --------      --------      --------

Increase (decrease) in cash and cash equivalents      (489)           48           (350)           62          (139)          (14)
Cash and cash equivalents, beginning of period         886           466            593           387           293            79
                                                  ---------      --------      ---------      --------      --------      --------
Cash and cash equivalents, end of period          $    397       $   514       $    243       $   449       $   154       $    65
                                                  =========      ========      =========      ========      ========      ========

See Notes to Interim Financial Statements.

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements
                      -------------------------------------

(1) The accompanying financial statements reflect the consolidated results of CNH Global N.V. and its consolidated subsidiaries ("CNH") and have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The supplemental financial information captioned "Equipment Operations" includes the results of operations of CNH's agricultural and construction equipment operations, with the Company's financial services businesses reflected on the equity basis. The supplemental financial information captioned "Financial Services" reflects the consolidation of CNH's credit subsidiaries.

(2) CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income (loss) of Equipment Operations before interest, taxes and restructuring and other merger related costs, including the income (loss) of Financial Services on an equity basis. A reconciliation of Equipment Operations' net income (loss) to operating earnings is as follows (in millions):

                                         Three Months Ended  Nine Months Ended
                                           September 30,       September 30,
                                         ------------------  -----------------
                                           2001      2000      2001     2000
                                          -----     -----     -----     -----

     Net income (loss)                    $(113)    $(157)    $(177)    $(247)
     Income tax provision (benefit)         (32)      (67)      (50)      (91)
     Interest expense                       134       127       437       420
     Restructuring and other merger
       related costs                         15       106        29       115
                                          -----     -----     -----     -----
         Operating earnings               $   4     $   9     $ 239     $ 197
                                          =====     =====     =====     =====

     The following summarizes operating earnings by segment (in millions):

                                         Three Months Ended  Nine Months Ended
                                           September 30,       September 30,
                                         ------------------  -----------------
                                           2001      2000      2001     2000
                                          -----     -----     -----     -----
     Agricultural equipment               $  20     $ (19)    $ 158     $ (14)
     Construction equipment                 (14)       16        70       172
     Financial services                      (2)       12        11        39
                                          -----     -----     -----     -----
         Operating earnings               $   4     $   9     $ 239     $ 197
                                          =====     =====     =====     =====

(3) CNH defines industrial operating margin as the net sales of Equipment Operations less cost of goods sold, selling, general and administrative and research and development. Industrial operating margin is as follows (in millions):

                                         Three Months Ended  Nine Months Ended
                                           September 30,       September 30,
                                         ------------------  -----------------
                                           2001     2000      2001      2000
                                          -----     -----     -----     -----

     Net sales                           $2,011    $2,095    $6,794    $7,241
     Less:
       Cost of goods sold                 1,721     1,772     5,642     6,034
       Selling, general and
        administrative                      208       231       678       771
       Research and development              78        77       225       253
                                         ------    ------    ------    ------
         Operating margin                $    4    $   15    $  249    $  183
                                         ======    ======    ======    ======

(4) The Company's effective income tax rates were 20% and 22% for the first nine months of 2001 and 2000, respectively. The tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable, non-deductible expenses and changes in valuation reserves attributable to prior-year losses.

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements
                      -------------------------------------


(5)      Earnings (loss) per common share ("EPS")
              (in millions, except per share data):

                                                                Three Months Ended           Nine Months Ended
                                                                   September 30,               September 30,
                                                                -------------------         -------------------
                                                                2001          2000          2001          2000
                                                                -----         -----         -----         -----
     Net income (loss)                                          $ (113)       $ (157)       $ (177)       $ (247)
     Restructuring and other merger related costs,
       net of tax                                                   11            74            22            80
                                                                ------        ------        ------        ------
     Net income (loss) before restructuring and other
       merger related costs                                       (102)          (83)         (155)         (167)
     Goodwill                                                       21            19            62            54
                                                                ------        ------        ------        ------
     Net income (loss) before goodwill and restructuring
       and other merger related costs                           $  (81)       $  (64)       $  (93)       $ (113)
                                                                ======        ======        ======        ======

     Weighted-average shares outstanding                         277.0         276.9         277.0         192.0

     EPS before goodwill and restructuring and other
       merger related costs                                     $(0.29)       $(0.23)       $(0.34)       $(0.59)
     EPS before restructuring and other merger
       related costs                                            $(0.37)       $(0.30)       $(0.56)       $(0.87)
     EPS                                                        $(0.41)       $(0.57)       $(0.64)       $(1.29)


(6) During the nine months ended September 30, 2001, CNH expensed $29 million of restructuring and $15 million of other merger-related costs. The other merger-related costs primarily relate to relocation costs paid on behalf of employees, systems integration costs and other legal and professional fees related to the merger of New Holland and Case. During the nine months ended September 30, 2001, CNH reversed $15 million of restructuring reserves through restructuring and other merger-related costs, primarily due to changes in estimates related to closing, selling and downsizing existing facilities. During the nine months ended September 30, 2001, CNH utilized approximately $108 million and $37 million of its restructuring reserves established during 2000 and 2001, respectively. The utilized amounts primarily represent involuntary employee severance costs and cost related to the sale of its tractor production facility in Doncaster, England, and its components facility in St., France.

(7) CNH fully, unconditionally and irrevocably guarantees Case Corporation's $784 million in outstanding 6.25% Notes due 2003, 7.25% Notes due 2005, and 7.25% Notes due 2016 that were issued pursuant to two registration statements under the Securities Act of 1933, as amended. Reference is made to Note 23, "Guarantee of Subsidiary's Outstanding Debt Securities," of CNH's Form 20-F for the year ended December 31, 2000 for further discussion.

(8) CNH reports its results of operations to Fiat S.p.A. ("Fiat") in accordance with the accounting principles followed by Fiat. CNH net revenues reported to Fiat exclude finance and interest income of the Equipment Operations, which are classified as a component of net financial expenses. Fiat defines results of operations as the income (loss) before net financial expenses, taxes, restructuring and equity income (loss) in unconsolidated subsidiaries. Net financial expenses primarily include finance and interest income and expenses of the Equipment Operations. A summary of CNH's results as reported to Fiat is as follows (in millions):

                                   Three Months Ended      Nine Months Ended
                                     September 30,            September 30,
                                -----------------------  ----------------------
                                   2001        2000        2001        2000
                                -----------  ----------  ----------  ----------

     Net revenues                  $2,154      $2,260      $7,256      $7,717
     Results of operations         $  (36)     $    6      $  168      $  100

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements
                      -------------------------------------


(9) In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. SFAS No. 142 addresses the recognition and amortization of intangible assets acquired in a business combination as well as the recognition of goodwill and subsequent assessment of impairment. Effective January 1, 2002, the Company will no longer amortize goodwill or intangible assets deemed to have indefinite lives. In addition, the Company will make an initial assessment of potential impairment of goodwill as specified under SFAS No. 142. The Company is currently evaluating the impact of adopting SFAS No. 142.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                              CNH Global N.V.



                                              By:  /s/ Debra E. Kuper
                                                   -----------------------------
                                                       Debra E. Kuper
                                                       Assistant Secretary



October 25, 2001